

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 19, 2007

Mr. Rick Fresia
Chief Financial Officer
ACT Teleconferencing, Inc.
1526 Cole Boulevard, Suite 300
Golden, CO 80401

>   **Re: ACT Teleconferencing, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed April 17, 2006**
>
>   **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
>   **File No. 0-27560**

Dear Mr. Fresia:

        We have reviewed your amendment and supplemental response letter dated December 22, 2006 as well as your filing and have the following comments. As noted in our comment letter dated November 3, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 6. Selected Consolidated Financial Data, page 7

1.   Please refer to prior comment #1. Your line item, "operating expenses – before restructuring and impairment of asset costs," is a non-GAAP measure. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: <http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>. If you present a non-GAAP measure that excludes recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

>   • the manner in which management uses the non-GAAP measure to
>   conduct or evaluate the business;

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, operating expenses; and
- the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Revise your presentation as appropriate.

Long-Lived Tangible Assts, page F-10

2. Please refer to prior comment #4. Your response did not address our entire comment. Specifically address your use of the terms "periodically" and "reporting unit." Refer to paragraph 7-9 of SFAS 144. Also, tell us and disclose a description of the impaired long-lived asset or asset group and the facts and circumstances that led you to test your long-lived assets for impairment.

Stock Based Compensation, page F-10

3. Please refer to prior comment #5. We understand that the Black-Scholes model does take into account expected term of the option and volatility. Please tell us in more detail why a 37% adjustment to the fair value determined under the Black-Scholes model is necessary for the long term to expiration and marketability factors. It appears to us that further adjustments are not necessary to the fair value determined under the Black-Scholes model under paragraphs 22 and A18 of SFAS 123(R).

4. Please refer to prior comment #6. Please confirm to us in your response letter that the expert is aware of being named in the filing.

2. Restructuring and Other Charges, page F-11

5. Please refer to prior comment #7. As previously requested, please provide disclosure required by the entire paragraph 20 of SFAS 146.

Preferred Stock and Shareholders' Equity, page F-14

6. Please refer to prior comment #8. Per page F-16, not all warrants issued were associated with preferred stock issuances. Please address our previous comment with regard to all of your warrants and provide us with a detail analysis of EITF 00-19 in arriving at your conclusion. In addition, your proposed disclosure addresses paragraph 6c and 57(c)(3) which are not associated with clearly and

closely related instruments, please explain. Finally, please confirm to us whether the warrants issued with preferred stock were for purchases of additional preferred stock and not common stock.

From 10-Q for the Fiscal Quarters Ended June 30, 2006

Consolidated Statements of Cash Flow, page 5

7. Please refer to prior comment #9. In your proposed disclosure you state that "Net cash provided by financing activities was $3.0 million. This primarily consists of $3.8 million from the proceeds of the sale of Series AA preferred stock to non-Dolphin shareholders offset by the repayment of the bridge loan." However, on page 6 you state that although certain common shareholders participated in the rights offering, the majority of the preferred shares available through the offering were purchased by Dolphin. Funds from the second closing were used principally to satisfy the $7.0 million bridge loan from Dolphin, including accrued interest. In this regard, please provide us a detailed reconciliation of what makes up the $3.8 million in proceeds. Revise your disclosure as appropriate.

From 10-Q for the Fiscal Quarters Ended September 30, 2006

7. Gain Contingencies, page 13

8. Tell us, citing accounting literature used, why you believe it is appropriate to recognize your estimated refund of $264,000 for excise tax paid pertaining to years before 2006. Refer to paragraph 17 of SFAS 5. In addition, tell us why believe it was appropriate to credit cost of services of $36,000. Refer to your basis in accounting literature.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director